DEUTSCHE BANK AKTIENGESELLSCHAFT

April 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Re:	Deutsche Bank Aktiengesellschaft

Registration Statement on Form F-3 (File No. 333-278331)

Filed on March 28, 2024, as amended on April 26, 2024

(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deutsche Bank Aktiengesellschaft (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form F-3 (Registration Number 333-278331), so that it will become effective at 12:15 P.M., Eastern Daylight Time on April 26, 2024, or as soon thereafter as practicable.

If you have any questions on this matter, please call Joseph C. Kopec at (212) 250-1306.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

By:	/s/ Andrew Rivas
Name:	Andrew Rivas
Title:	Director

cc:	David I. Gottlieb, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)